UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2020 and 2019	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019	3

Notes to Financial Statements	4-15

Additional Information (Note A):

Schedule of Assets (Held at End of Year) at December 31, 2020	17-31

Signatures	32

Exhibits	33

Note A:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Brown Smith Wallace, LLP

We have served as the Plan's auditor since 2014.

St. Louis, Missouri
June 21, 2021

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019
(in thousands)

		2020			2019
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets

Investments at fair value	$2,461,345	$201,632	$2,662,977	$2,299,430	$165,990	$2,465,420

Investments at contract value	815,382	—	815,382	708,755	—	708,755

Total investments	3,276,727	201,632	3,478,359	3,008,185	165,990	3,174,175

Receivables:

Plan sponsor contributions	36,341	11,597	47,938	36,513	12,569	49,082

Notes receivable from participants	49,704	—	49,704	53,475	—	53,475

Other receivables	3,591	1,849	5,440	3,111	1,368	4,479

Total assets	3,366,363	215,078	3,581,441	3,101,284	179,927	3,281,211

Liabilities

Other liabilities	377	1,458	1,835	1,903	2,402	4,305

Total liabilities	377	1,458	1,835	1,903	2,402	4,305

Net assets available for benefits	$3,365,986	$213,620	$3,579,606	$3,099,381	$177,525	$3,276,906

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2020 and 2019
(in thousands)

		2020			2019
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Additions to net assets:

Investment income
Interest	$15,644	$—	$15,644	$17,972	$—	$17,972
Dividends	12,691	5,641	18,332	14,025	5,405	19,430
Net appreciation in fair value of investments	390,059	43,683	433,742	438,981	12,016	450,997
Net investment gain	418,394	49,324	467,718	470,978	17,421	488,399
Interest income from notes receivable	2,833	—	2,833	2,960	—	2,960
Participant contributions	110,888	—	110,888	110,100	—	110,100
Plan sponsor contributions	55,048	11,597	66,645	54,934	12,569	67,503
Total additions	587,163	60,921	648,084	638,972	29,990	668,962

Deductions from net assets:

Distributions to and withdrawals by participants	335,796	8,729	344,525	361,588	11,317	372,905
Administrative expenses	859	—	859	835	—	835
Total deductions	336,655	8,729	345,384	362,423	11,317	373,740
Net increase in net assets	250,508	52,192	302,700	276,549	18,673	295,222
Transfers from non-participant directed	16,097	(16,097)	—	9,953	(9,953)	—
Net assets available for benefits at beginning of year	3,099,381	177,525	3,276,906	2,812,879	168,805	2,981,684
Net assets available for benefits at end of year	$3,365,986	$213,620	$3,579,606	$3,099,381	$177,525	$3,276,906

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a) and (k) and Section 4975(e) (7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994 and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts which are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Money in the forfeiture account of the Plan is available to be used both to offset future Company contributions and for various administrative expenses of the Plan. The balance of the forfeiture account at December 31, 2020 and 2019 was $63,514 and $452,969, respectively. There was approximately $450,000 used to offset employer contributions in 2020. There was approximately $100,000 used to offset employer contributions and $65,000 to reduce plan expenses in 2019.

On or after January 1, 2007, each eligible employee hired by the Company will, in addition to the Retirement Savings Contribution ("RSC"), be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan, unless they affirmatively decline or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants may elect to enroll in an automatic annual increase program with an increase to deferral rates each year until the participant's deferral reaches 40%. Their contributions will be invested in a Vanguard Target Date Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

Coronavirus Aid, Relief and Economic Security Act

The Coronavirus Aid, Relief, and Economic Security ("CARES") Act became law on March 27, 2020. The CARES Act was a response to the market volatility and instability resulting from the coronavirus pandemic and provides special distribution options and rollover rules for retirement plans and IRAs and expands permissible loans for certain retirement plans. Under the CARES Act, the Plan added a distribution option, which allows for penalty free withdrawals up to $100,000 until December 31, 2020 that may be repaid over a three-year period (including income taxes). The Plan also increased the maximum loan amount from $50,000 or 50% of a participant's vested account balance to $100,000 or 100% of a participant's vested balance for loans issued up until September 23, 2020 and permitted new and existing loan repayments to be deferred through December 31, 2020. Required minimum distributions for calendar year 2020 are waived for retired and retirement eligible individuals.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of qualifying compensation, as defined in the Plan, up to the statutory limit of $19,500 for 2020 and $19,000 for 2019 as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained age 50 before the close of the calendar year was allowed to defer up to an additional $6,500 for 2020 and $6,000 for 2019 of qualifying compensation, as defined in the Plan, up to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in common stock of Eastman, various mutual funds, and/or interest in a guaranteed investment contract fund (see Notes 6 and 7). Generally, participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 10). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which may continue to be subject to the former plans' vesting requirements, as applicable.

The Plan requires for the RSC to be contributed either to the employee's ESOP Fund accounts for employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust in cash or shares of Eastman common stock and are deposited in the Company contribution account. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan's fund options, balances received from (1) lump sum payouts from the Eastman Retirement Assistance Plan, Solutia Cash Balance Pension Plan, Solutia Employees' Pension Plan, or Sterling Chemicals Pension Plan, qualified defined benefit plans also sponsored by Eastman Chemical Company, (2) a former employer's 401(a) and 401(k) plan, or (3) an employee's individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes receivable from participants

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. Additional limitations on the availability of loans may apply to individuals who are categorized as "insiders" for purposes of federal securities laws. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and shall not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan and may have terms that exceed five years. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced and a benefit payment is recorded. At December 31, 2020, $49.7 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 6.5% and various maturity dates through January 2026. At December 31, 2019, $53.5 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 6.5% and various maturity dates through January 2026.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•Upon separation of service from Eastman for any reason except death, the full value of a participant's account is distributed in a lump sum payment for those participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date but, in no event, later than April 1 of the calendar year following the year a participant attains age 72 or (2) an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants in the Eastman Stock Fund or ESOP Fund may elect a lump sum distribution in Eastman common stock.

•In the event of death, the value of a participant's account is paid in a lump sum if the designated beneficiary is not the surviving spouse or if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•Distributions to participants shall commence in the year following the year a participant attains age 72, unless the participant is still actively employed with the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral expenses for a deceased parent, spouse or child of the participant, or payment of expenses for repair or damage to the participant's principal residence. Hardship withdrawals may not exceed the value of the participant's accounts in the Plan on the date of withdrawal.

•The Trustee is authorized to honor qualified domestic relation orders issued and served in accordance with Section 414(p) of the IRC.

Investment of ESOP Fund Assets

ESOP Fund assets are invested primarily in Eastman common stock. However, at IPCO's discretion, funds may also be invested in other securities or held in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts which have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Dividends attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a nondiscriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Allocations to participants' ESOP Fund accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•Plan Sponsor contributions made or invested in shares of Eastman common stock.

•Shares of Eastman common stock purchased with assets transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company and/or acquired with the proceeds of a loan released from the Loan Suspense Account.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•An allocable share of short-term interest and money market funds held in the ESOP Fund for purposes of payment of expenses and similar purposes.

•After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.
2.SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("US GAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment policy and valuation

The Plan's investments are stated at fair value except for its fully benefit responsive investment contract, which is valued at contract value (see Note 7). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Benefits Finance and Investments. See Note 8 for discussion of fair value measurements.

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Payments to participants

Benefit payments to participants are recorded when paid.

3.RISKS AND UNCERTAINTIES

Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2020 and 2019 are shares of the Plan Sponsor's common stock amounting to approximately $304 million and $306 million, respectively. This investment represents 8.7% and 9.6% of total investments at December 31, 2020 and 2019, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

4.CONTRIBUTIONS

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $36.3 million and $36.5 million and for the non-participant-directed ESOP Fund of $11.6 million and $12.6 million at December 31, 2020 and 2019, respectively.

5.NOTES RECEIVABLE FROM PARTICIPANTS

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets and Changes in Net Assets Available for Benefits, respectively. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Unless otherwise specified by the participant, the proceeds of new notes receivable will be withdrawn from the investment funds on a pro-rata basis. Outstanding notes receivable from participants at December 31, 2020 and 2019 were approximately $49.7 million and $53.5 million, respectively. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $2.8 million and $3.0 million in 2020 and 2019, respectively.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

6.INVESTMENTS

At December 31, 2020 and 2019, the Plan's assets were invested in common stock, mutual funds, collective investment trusts, and managed income fund, including synthetic investment contracts (see Note 7) and bonds. Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2020 and 2019, respectively.

(in thousands)	2020	2019

Cash and cash equivalents	$3,651	$5,562
Common stock - Eastman Chemical Company	303,851	305,542
Common stock - other	120,759	125,370
Mutual funds	684,501	612,195
Collective investment trusts	1,424,586	1,326,203
Pooled separate accounts	—	3,620
Managed income fund	815,382	708,755
Self-directed brokerage account - mutual funds	125,629	86,928
Total	$3,478,359	$3,174,175

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2020 and 2019:

Eastman Stock Fund
This participant-directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market on behalf of and as elected by Plan participants. During 2020, the Trustee purchased 1,470,402 shares of Eastman common stock for the fund at an average price of $53.22 per share, and sold 2,216,695 shares of Eastman common stock for the fund at an average price of $77.63 per share. During 2019, the Trustee purchased 772,101 shares of Eastman common stock for the fund at an average price of $70.41 per share, and sold 1,076,235 shares of Eastman common stock for the fund at an average price of $78.23 per share. Dividends paid from the Eastman Stock Fund totaled $5.1 million in both 2020 and 2019.

Eastman ESOP Fund
This non-participant directed fund consists primarily of Eastman common stock. Purchases and sales of Eastman common stock are generally made on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2020, the Trustee purchased 194,498 shares of Eastman common stock for the fund at an average price of $70.00 per share, and sold 284,614 shares of Eastman common stock for the fund at an average price of $79.43 per share. During 2019, the Trustee purchased 208,800 shares of Eastman common stock for the fund at an average price of $80.50 per share, and sold 252,211 shares of Eastman common stock for the fund at an average price of $76.80 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP fund.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

7.SYNTHETIC INVESTMENT CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts, totaling $815 million and $709 million at December 31, 2020 and 2019, respectively. The term "synthetic" investment contract is used to describe a variety of investment contracts under which a Plan retains ownership of the invested assets, or owns units of an account or trust which holds the invested assets. A synthetic investment contract, also referred to as a "wrap" contract, is negotiated with an independent financial institution. Under the terms of these investment contracts, the contract issuer ensures the Plan's ability to pay eligible employee benefits at book value. The investment performance of a synthetic investment contract may be a function of the investment performance of the invested assets. Participants can redeem interest in this daily and there is no notice period on these redemptions.

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the Fund, to maintain a constant net asset value ("NAV") and to protect the Fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the Fund experiences significant redemptions (redemption of most of the Fund's shares) during a time when the market value of the Fund's covered assets are below their contract value and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the Fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided all the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the Fund). Fees paid by the Fund for wrap contracts are a component of the Fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate". Wrap contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates the estimated future market value with the Fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.

The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the Fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the Fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the Fund's return.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:
•The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
•The establishment of a defined contribution plan that competes with the Plan for employee contributions.
•Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
•Complete or partial termination of the Plan.
•Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
•Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor.
•Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
•Exclusion of a group of previously eligible employees from eligibility in the Plan.
•Any early retirement program, group termination, group layoff, facility closing, or similar program.
•Any transfer of assets from the Fund directly to a competing option.

At this time, the occurrence of any of these events is not considered probable by IPCO.

8.FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•Collective investment trusts: The Plan's collective trust investments are held in separate investment accounts, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The collective trust investments held by the Plan publish their RDFV daily and transact at that price.

•Pooled separate accounts: The Plan's pooled separate accounts are held in separate investment accounts at an insurance company, which are valued using RDFV. The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The pooled separate accounts held by the Plan publish their RDFV daily and transact at that price.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•Self-directed brokerage account - mutual funds: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

US GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2020 and 2019:

(in thousands)	December 31, 2020	December 31, 2019
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash and cash equivalents	$3,651	$5,562
Common stock - Eastman Chemical Company	303,851	305,542
Common stock - other	120,759	125,370
Mutual funds	684,501	612,195
Collective investment trusts	1,424,586	1,326,203
Pooled separate accounts	—	3,620
Self-directed brokerage account - mutual funds	125,629	86,928
Total	$2,662,977	$2,465,420

There are no redemption restrictions on the mutual fund investments, collective investment trusts, or pooled separate accounts. They are fully liquid and can be redeemed on a daily basis. There are no Level 2 or Level 3 investments at December 31, 2020 and 2019.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

9.OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $5.4 million and $4.5 million at December 31, 2020 and 2019, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $1.8 million and $4.3 million at December 31, 2020 and 2019, respectively, represent liabilities from the purchase of investments.

10.DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of his ESOP Fund account be transferred to other funds in the Plan without restrictions. During 2020 and 2019, $16.1 million and $10.0 million, respectively, were transferred from the ESOP Fund within the Plan in connection with this program.

11.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed to individual participants in accordance with the Plan document and ERISA provisions.

12.FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Plan Sponsor by a letter dated May 11, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified, and the related trust is tax-exempt. No provision for income taxes has been included in the Plan's financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

13.PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, shall be paid by the Plan. For both 2020 and 2019, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees from notes receivable from participants are deducted from the participant's account at the inception of the note receivable. As of April 2016, the EIP fee methodology was changed to improve fee transparency.  The methodology was changed from a revenue sharing model to a flat-dollar payment model.  The flat-dollar payment is charged quarterly to the participant account and covers administrative fees including recordkeeping, legal, and consulting.  Investment related fees are charged directly to the participant account via the investment NAV.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

14.RELATED PARTIES

Certain Plan investments are shares of mutual funds managed by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 6).

15.SUBSEQUENT EVENTS

The Plan Administrator has evaluated events occurring between December 31, 2020 and June 21, 2021 for proper recording and disclosure in these financial statements.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
*	Eastman Chemical Company	Common Stock, Participant directed, 1,032 Shares	**	$103,533
*	Eastman Chemical Company	Common Stock, Non-Participant directed, 1,998 Shares	102,810	200,318
	Subtotal – Common Stock – Eastman Chemical Co			303,851
	Abbott Laboratories	Common Stock, 2 Shares	**	267
	Accenture Plc Cl A	Common Stock, 3 Shares	**	822
	Air Products & Chemicals Inc.	Common Stock, 6 Shares	**	1,583
	Alexandria Real Estate Equity Income REIT	Common Stock, 3 Shares	**	448
	Altria Group Inc	Common Stock, 22 Shares	**	905
	American Express Co	Common Stock, 15 Shares	**	1,840
	AmerisourceBergen Corp	Common Stock, 10 Shares	**	1,013
	Amgen Inc	Common Stock, 3 Shares	**	673
	Analog Devices Inc	Common Stock, 19 Shares	**	2,805
	Apple Inc	Common Stock, 7 Shares	**	933
	Arthur J Gallaghar and Co	Common Stock, 8 Shares	**	983
	Automatic Data Processing Inc	Common Stock, 6 Shares	**	1,053
	Avalonbay Communities Inc REIT	Common Stock, 5 Shares	**	730
	Bank of America Corporation	Common Stock, 85 Shares	**	2,591
	Becton Dickinson & Co	Common Stock, 5 Shares	**	1,188
	Best Buy Co Inc	Common Stock, 12 Shares	**	1,183
	Blackrock Inc	Common Stock, 4 Shares	**	3,038
	Boston Properties Inc	Common Stock, 3 Shares	**	326
	Bristol-Myers Squibb Co	Common Stock, 43 Shares	**	2,645
	Capital One Financial Corp	Common Stock, 6 Shares	**	627
	Chevron Corp	Common Stock, 20 Shares	**	1,679
	Chubb Ltd	Common Stock, 9 Shares	**	1,334
	Citigroup Inc	Common Stock, 14 Shares	**	878
	CME Group Inc Cl A	Common Stock, 14 Shares	**	2,569
	CMS Energy Corp	Common Stock, 17 Shares	**	1,041
	Coca Cola Co	Common Stock, 21 Shares	**	1,131
	Comcast Corp Cl A	Common Stock, 62 Shares	**	3,258
	ConocoPhillips	Common Stock, 48 Shares	**	1,934
	CVS Health Corp	Common Stock, 16 Shares	**	1,093
	Deere & Co	Common Stock, 6 Shares	**	1,515
	Dover Corp	Common Stock, 19 Shares	**	2,389
	Eaton Corp PLC	Common Stock, 18 Shares	**	2,153
	Entergy Corp	Common Stock, 6 Shares	**	622
	EOG Resources Inc	Common Stock, 16 Shares	**	794
	Fidelity Natl Inform Svcs Inc	Common Stock, 11 Shares	**	1,509
	General Dynamics Corporation	Common Stock, 10 Shares	**	1,551
	Hartford Finl Svcs Group Inc	Common Stock, 19 Shares	**	952
	Hasbro Inc	Common Stock, 10 Shares	**	963
	Home Depot Inc	Common Stock, 8 Shares	**	2,139
	Honeywell Intl Inc	Common Stock, 5 Shares	**	1,020
	Intl Bus Mach Corp	Common Stock, 8 Shares	**	1,051

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Johnson & Johnson	Common Stock, 17 Shares	**	2,740
	Lilly (Eli) & Co	Common Stock, 9 Shares	**	1,585
	Marsh & McLennan Cos Inc	Common Stock, 3 Shares	**	409
	McDonalds Corp	Common Stock, 8 Shares	**	1,814
	Medtronic Plc	Common Stock, 21 Shares	**	2,447
	Merck & Co Inc New	Common Stock, 12 Shares	**	963
	Metlife Inc	Common Stock, 20 Shares	**	958
	Microsoft Inc	Common Stock, 8 Shares	**	1,826
	Mondelez Intl Inc	Common Stock, 31 Shares	**	1,838
	Morgan Stanley	Common Stock, 30 Shares	**	2,085
	Nextera Energy	Common Stock, 31 Shares	**	2,358
	Norfolk Southern Corp	Common Stock, 7 Shares	**	1,762
	Northern Trust Corp	Common Stock, 6 Shares	**	571
	Northrop Grumman Corp	Common Stock, 3 Shares	**	930
	Otis Worldwide Corp	Common Stock, 5 Shares	**	346
	Parker Hannifin Corp	Common Stock, 8 Shares	**	2,116
	Pepsico Inc	Common Stock, 10 Shares	**	1,523
	Pfizer Inc	Common Stock, 20 Shares	**	737
	Philip Morris Intl Inc	Common Stock, 28 Shares	**	2,357
	PNC Financial Services Grp Inc	Common Stock, 18 Shares	**	2,662
	PPG Industries Inc	Common Stock, 14 Shares	**	1,977
	Price (T Rowe) Group Inc	Common Stock, 8 Shares	**	1,187
	Proctor & Gamble Co	Common Stock, 10 Shares	**	1,343
	Progressive Corp Ohio	Common Stock, 10 Shares	**	959
	Prologis Inc REIT	Common Stock, 5 Shares	**	518
	Public Svc Enterprise Grp Inc	Common Stock, 13 Shares	**	737
	Raytheon Technologies Corp	Common Stock, 29 Shares	**	2,067
	Realty Income Corp REIT	Common Stock, 3 Shares	**	199
	Republic Services Inc	Common Stock, 11 Shares	**	1,017
	Schwab Charles Corp	Common Stock, 24 Shares	**	1,282
	Stanley Black & Decker Inc	Common Stock, 6 Shares	**	1,054
	Starbucks Corp	Common Stock, 9 Shares	**	936
	Sysco Corp	Common Stock, 24 Shares	**	1,801
	Texas Instruments Inc	Common Stock, 16 Shares	**	2,648
	TJX Companies Inc New	Common Stock, 23 Shares	**	1,572
	Trane Technologies PLC	Common Stock, 5 Shares	**	688
	Truist Finl Corp	Common Stock, 26 Shares	**	1,224
	UnitedHealth Group Inc	Common Stock, 7 Shares	**	2,430
	US Bancorp Del	Common Stock, 27 Shares	**	1,266
	Valero Energy Corp	Common Stock, 7 Shares	**	398
	Ventas Inc REIT	Common Stock, 8 Shares	**	369
	Verizon Communications Inc	Common Stock, 34 Shares	**	1,986
	VF Corp	Common Stock, 8 Shares	**	716
	Vornado Realty Trust	Common Stock, 3 Shares	**	126
	Walmart Inc	Common Stock, 11 Shares	**	1,649

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	Xcel Energy Inc	Common Stock, 20 Shares	**	1,355
	Subtotal - Common Stock – Other			120,759
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	1,875
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	1,314	1,314
	JPMORGAN USG MMKT FD CAP SHARE	Interest Bearing Cash Equivalents	**	462
	Subtotal – Cash and Cash Equivalents			3,651
	DFA US SMALL CAP VALUE I	Registered Investment Company 1,274 shares	**	43,881
	DODGE & COX STOCK FUND	Registered Investment Company 672 shares	**	129,385
*	FID GOVT MMKT	Registered Investment Company 375 shares	**	375
*	FID US BOND INDX	Registered Investment Company 4,264 shares	**	53,083
*	FID GLB EX US IDX	Registered Investment Company 2,033 shares	**	29,616
*	FID 500 INDEX	Registered Investment Company 2,249 shares	**	292,735
*	FID EXT MKT IDX	Registered Investment Company 1,138 shares	**	95,017
	NB GENESIS R6	Registered Investment Company 575 shares	**	40,409
	Sub-Total Mutual Funds			684,501
	BTC STR COMP NL M	Collective Investment Trust 67 shares	**	803
	ARROWST ACWI EX-US A	Collective Investment Trust 443 shares	**	66,373
	PRU CORE PL BD CL 5	Collective Investment Trust 428 shares	**	84,211
	LOOMIS SAYLES & CO SMC GWTH C	Collective Investment Trust 1,710 shares	**	41,601
*	FID BLUE CHIP GR POOL	Collective Investment Trust 4,455 shares	**	134,897
	VANGUARD TARGET INC	Collective Investment Trust 791 shares	**	40,865
	VANGUARD TARGET 2015	Collective Investment Trust 593 shares	**	35,319
	VANGUARD TARGET 2020	Collective Investment Trust 1,843 shares	**	120,488
	VANGUARD TARGET 2025	Collective Investment Trust 2,769 shares	**	193,228
	VANGUARD TARGET 2030	Collective Investment Trust 3,083 shares	**	226,962
	VANGUARD TARGET 2035	Collective Investment Trust 1,646 shares	**	127,550
	VANGUARD TARGET 2040	Collective Investment Trust 1,372 shares	**	110,418
	VANGUARD TARGET 2045	Collective Investment Trust 932 shares	**	76,163
	VANGUARD TARGET 2050	Collective Investment Trust 1,135 shares	**	92,999
	VANGUARD TARGET 2055	Collective Investment Trust 571 shares	**	46,706
	VANGUARD TARGET 2060	Collective Investment Trust 481 shares	**	23,696
	VANGUARD TARGET 2065	Collective Investment Trust 76 shares	**	2,307
	Sub-Total Collective Investment Trusts			1,424,586
*	Fidelity	Cash	**	3,451
	AIG GLOBAL FDG SR MTN 2.3% 07/01/2022 144A	Corporate Bond 2.3% 7/1/22	**	561
	AIG GLOBAL FDG 0.8% 07/07/2023 144A	Corporate Bond 0.8% 7/7/23	**	520
	AIG GLOBAL FDG 0.9% 09/22/2025 144A	Corporate Bond 0.9% 9/22/25	**	2,009
	AT&T INC 1.65% 2/01/2028	Corporate Bond 1.65% 2/01/28	**	1,768
	ABBVIE INC 2.3% 11/21/2022	Corporate Bond 2.3% 11/21/22	**	1,902
	AERCAP IRELAND 4.125% 07/03/23	Corporate Bond 4.125% 07/03/23	**	652
	AERCAP IRELAND 4.875% 01/16/24	Corporate Bond 4.875% 01/16/24	**	511
	AIR LEASE CORP 2.5% 03/01/21	Corporate Bond 2.5% 03/01/21	**	954
	AIR LEASE CORP 4.25% 02/01/2024	Corporate Bond 4.25% 02/01/24	**	895

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	AMOT 2.7% 01/17/23	Mortgage Back Security 2018-1 A 2.7% 01/17/23	**	1,633
	AMOT 2018-2 A3.29% 05/23	Mortgage Back Security 2018-2 A 3.29% 05/23	**	2,003
	ALTRIA GROUP 3.8% 02/14/24	Corporate Bond 3.8% 02/14/24	**	789
	ALTRIA GROUP 2.35% 05/06/25	Corporate Bond 2.35% 05/06/25	**	270
	AMAZON.COM INC 0.8% 06/03/2025	Corporate Bond 0.8% 06/03/25	**	849
	AMXCA 2018-4 A 2.99% 12-15-23	Mortgage Back Security 2018-4 A2 2.99% 12/15/23	**	1,581
	AMXCA 2018-6 A 3.06% 02/15/24	Mortgage Back Security 2018-6 A2 3.06% 02/15/24	**	1,525
	AMXCA 2019-2 A 2.67% 11/15/24	Mortgage Back Security 2019-2 A 2.67% 11/15/24	**	2,002
	AMXCA 2019-1 A 2.87% 10/15/24	Mortgage Back Security 2019-1 A 2.87% 10/15/24	**	644
	AMERICAN GENERAL LIFE	Synthetic GIC – 1.791% (fair value to contract value)	**	(3,456)
	AMPHENOL CORPORATION NEW 3.2% 04/01/2024	Corporate Bond 3.2% 04/01/2024	**	324
	AON CORP 2.2% 11/15/22	Corporate Bond 2.2% 11/15/22	**	420
	APPLE INC 0.75% 05/11/2023	Corporate Bond 0.75% 05/11/23	**	1,418
	AUTOZONE 3.125% 07/15/23	Corporate Bond 3.125% 07/15/23	**	1,133
	AXA EQUITABLE 3.9% 4/20/23	Corporate Bond 3.9% 04/20/23	**	163
	BACCT 2018-A1 A1 2.7% 07/17/23	Mortgage Back Security 2018-A1 A1 2.7% 07/17/23	**	2,004
	BACCT 0.34% 05/15/26	Mortgage Back Security 0.34% 05/15/26	**	2,571
	BAT INTL FINANCE PLC 1.668% 03/25/2026	Corporate Bond 1.668% 03/25/26	**	2,056
	BMWFT 3.15% 5/15/23 144A	Mortgage Back Security 3.15% 5/15/23 144A	**	1,458
	BPCE SA 2.75% 12/02/21	Corporate Bond 2.75% 12/02/21	**	840
	BMWLT 2019-1 2.84% 11/22/21	Mortgage Back Security 2019-1 2.84% 11/22/21	**	507
	BANK OF AMER 3.124%/VAR 1/20/23	Corporate Bond 3.124%/VAR 01/20/23	**	782
	BK OF AMER 3.004% /VAR 12/20/23	Corporate Bond 3.004%/VAR 12/20/23	**	2,788
	BANK OF AMERICA CO 3.864% 7/23/24	Corporate Bond 3.864% 7/23/24	**	2,202
	BANK OF AMERICA CO 2.456%/VAR 10/22/25	Corporate Bond 2.456%/VAR 10/22/25	**	1,916
	BANK OF AMERICA CO 1.319%/VAR 06/19/2026	Corporate Bond 1.319%/VAR 06/19/26	**	1,532
	BANK OF AMERICA CO 1.197%/VAR 10/24/2026	Corporate Bond 1.197%/VAR 10/24/26	**	2,830
	BANK OF MONTREAL QUE 1.85% 05/01/2025	Corporate Bond 1.85% 05/01/25	**	1,895
	BANK NEW YORK MELLON CORP 1.6% 04/24/2025	Corporate Bond 1.6% 04/24/25	**	697
	BOTWAT 2017-1 2.11% 01/15/23	Mortgage Back Security 2017-1 2.11% 01/15/23	**	345
	BOTWAT 2018-1 A3 3.43% 12/15/22	Mortgage Back Security 2018-1 A3 3.43% 12/15/22	**	312
	BOTWAT 2019-1 2.43% 04/15/24	Mortgage Back Security 2019-1 2.43% 04/15/24	**	818
	BARCLAYS PLC 3.25% 01/12/21	Corporate Bond 3.25% 01/12/21	**	807
	BARCLAYS BANK PLC 4.338%/VAR 5/16/24	Corporate Bond 4.338%/VAR 5/16/24	**	1,285
	BARCLAYS PLC (UNGTD) 3.932%/VAR 05/07/25	Corporate Bond 3.932%/VAR 05/07/25	**	1,232
	BARCLAYS PLC (UNGTD) 2.852%/VAR 05/07/2026	Corporate Bond 2.852% 05/07/26	**	1,046
	BARCLAYS PLC 1.007% 12/10/2024	Corporate Bond 1.007% 12/10/24	**	1,161
	BARCLAYS BANK PLC 1.7% 05/12/2022	Corporate Bond 1.7% 05/12/22	**	350

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	BMARK 2018-B2 A2 3.6623% 02/51	Mortgage Back Security 3.6623% 02/51	**	1,794
	BMARK 2018-B7 A2 4.377% 05/53	Mortgage Back Security 4.377% 05/53	**	979
	BMARK 2018-B8 A2 4.149% 01/15/52	Mortgage Back Security 4.149% 01/15/52	**	1,116
	BERKSHIRE HATHAWA 2.8% 1/15/23	Corporate Bond 2.8% 1/15/23	**	1,902
	BERKSHIRE HATHAWA 4.05% 04/15/2025	Corporate Bond 4.05% 04/15/25	**	1,597
	BERKSHIRE HATH 2.75% 3/15/23	Corporate Bond 2.75% 3/15/23	**	751
	BOSTON SCIENTIFIC 3.45% 03/01/24	Corporate Bond 3.45% 03/01/24	**	639
	BP CAP MARKETS AMERICA INC 2.937% 04/06/2023	Corporate Bond 2.937% 04/06/23	**	440
	BRISTOL-MEYERS 2.6% 05/16/22	Corporate Bond 2.6% 05/16/22	**	1,533
	BRISTOL-MEYERS 2.9% 07/26/24	Corporate Bond 2.9% 07/26/24	**	2,042
	CIGNA CORP 3.75% 07/15/23	Corporate Bond 3.75% 07/15/23	**	491
	COMM 14-UBS6 ASB 3.387% 12/10/47	Mortgage Back Security 3.387% 12/10/47	**	341
	COMM 2015-CR22 A2 2.856% 03/48	Mortgage Back Security 2.856% 03/48	**	139
	COMM 2015-CR22 ASB 3.144% 03/48	Mortgage Back Security 3.144% 03/48	**	563
	COMM 15-CCRE23 3.257% 05/48	Mortgage Back Security 3.257% 05/48	**	624
	COMM 15-CCRE26 3.373% 10/48	Mortgage Back Security 3.373% 10/48	**	458
	CSMC 16-NXSR A1 1.9708% 12/49	Mortgage Back Security 1.9708% 12/49	**	94
	CSAIL 2017-CX9 A2 3.0538% 09/15/50	Mortgage Back Security 3.0538% 09/15/50	**	1,356
	COMM 2012-LC4 A4 3.288% 12/44	Mortgage Back Security 3.288% 12/44	**	1,809
	COMM 2012-CR3 ASB 2.372% 11/45	Mortgage Back Security 2.372% 11/45	**	362
	COMM 2012-CR3 A3 2.822% 10/45	Mortgage Back Security 2.822% 10/45	**	896
	COMM 2013-CCRE7 3.213% 03/46	Mortgage Back Security 3.213% 03/46	**	904
	COMM 2013-CCRE8 3.612% 06/46	Mortgage Back Security 3.612% 06/46	**	662
	CSAIL 2015-C2 COML 3.2241% 06/57	Mortgage Back Security 3.2241% 06/57	**	616
	CSAIL 2015-C3 A4 3.7182% 08/48	Mortgage Back Security 3.7182% 08/48	**	1,327
	CNH 2018-A A3 3.12% 07/23	Mortgage Back Security 3.12% 07/23	**	778
	CVS HEALTH CORP 3.35% 03/09/21	Corporate Bond 3.35% 03/09/21	**	662
	CA ST 2.40% 10/1/25	Government Bond 2.40% 10/1/25	**	1,293
	CAN NATURAL RES 3.45% 11/15/21	Corporate Bond 3.45% 11/15/21	**	1,151
	CPART 2018-1A A3 3.00% 11/21 144A	Mortgage Back Security 3.00% 11/21 144A	**	34
	CPART 2018-2A A3 3.27% 12/22	Mortgage Back Security 3.27% 12/22	**	725
	CAPITAL ONE FIN 3.2% 1/30/23	Corporate Bond 3.2% 1/30/23	**	2,667
	CAPITAL ONE FIN 2.6% 5/11/23	Corporate Bond 2.6% 5/11/23	**	941
	COMET MULTI-ASST 2.84% 12/15/24	Mortgage Back Security 2.84% 12/15/24	**	2,063
	CAPITAL ONE NATL ASN 2.15% 09/06/22	Corporate Bond 2.15% 09/06/22	**	490
	CAPITAL ONE BK NA 2.28%/VAR 01/28/2026	Corporate Bond 2.28%/VAR 01/28/26	**	1,499
	CARMX 2017-4 2.11% 10/17/22	Mortgage Back Security 2.11% 10/17/22	**	162
	CARMX 2017-3 A3 1.97% 04/15/22	Mortgage Back Security 1.97% 04/15/22	**	63
	CARMX 2018-2 A3 2.98% 01/23	Mortgage Back Security 2.98% 01/23	**	448
	CARMX 2018-4 3.36% 09/15/23	Mortgage Back Security 3.36% 09/15/23	**	821
	CARMX 2019-1 3.05% 03/15/24	Mortgage Back Security 3.05% 03/15/24	**	1,173
	CARMX 2020-4 0.5% 08/15/25	Mortgage Back Security 0.5% 08/15/25	**	1,279

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	CENTERPOINT ENE 2.50% 09/01/22	Corporate Bond 2.50% 09/01/22	**	400
	CHEVRON CORP NEW 1.141% 05/11/2023	Corporate Bond 1.141% 05/11/23	**	1,284
	CHEVRON CORP NEW 1.554% 05/11/2025	Corporate Bond 1.554% 05/11/25	**	1,488
	CGCMT 2016-P6 A1 1.884% 12/49	Mortgage Back Security 2016-P6 A1 1.884% 12/49	**	35
	CITIGROUP INC 2.75% 4/25/2022	Corporate Bond 2.75% 4/25/2022	**	1,362
	CITIGROUP INC 2.7% 10/27/2022	Corporate Bond 2.7% 10/27/2022	**	209
	CITIGROUP 3.142%/VAR 1/24/23	Corporate Bond 3.142%/VAR 1/24/23	**	705
	CITIGROUP 3.106%/VAR 04/08/2026	Corporate Bond 3.106%/VAR 4/08/26	**	1,869
	CCCIT 2018-A1 A1 2.49% 01/23	Mortgage Back Security 2018-A1 A1 2.49% 01/23	**	1,661
	CGCMT 2012-GC8 A4 3.024% 9/45	Mortgage Back Security 2012-GC8 A4 3.024% 9/45	**	827
	CGCMT 13-GC11 A4 3.093% 04/46	Mortgage Back Security 13-GC11 A4 3.093% 04/46	**	243
	CGCMT 13-GC15 A4 4.371% 09/46	Mortgage Back Security 13-GC15 A4 4.371% 09/46	**	616
	CGCMT 13-GC17 A4 4.131% 11/46	Mortgage Back Security 13-GC17 A4 4.131% 11/46	**	783
	CGCMT 2014-GC21 3.477% 05/47	Mortgage Back Security 2014-GC21 3.477% 05/47	**	403
	CGCMT 2014-GC23 A3 3.356% 07/47	Mortgage Back Security 2014-GC23 A3 3.356% 07/47	**	1,254
	CGCMT 2016-GC36 AAB 3.368% 02/49	Mortgage Back Security 16-GC36 AAB 3.368% 02/49	**	844
	CITIBANK NA 3.65% 01/23/24	Corporate Bond 3.65% 01/23/24	**	1,941
	CITIBANK NA 3.165%/VAR 02/19/22	Corporate Bond 3.165%/VAR 02/19/22	**	1,523
	CGCMT 2017-P7 A2 3.212% 04/50	Mortgage Back Security 2017-P7 A2 3.212% 04/50	**	816
	CITIZENS BANK NA 2.65% 5/26/22	Corporate Bond 2.65% 5/26/22	**	887
	CITIZENS FINCL 2.375% 7/28/21	Corporate Bond 2.375% 7/28/21	**	129
	COMCAST CORP NEW 3.7% 04/24	Corporate Bond 3.7% 04/24	**	1,662
	COMCAST CORP 3.95% 10/15/25	Corporate Bond 3.95% 10/15/25	**	990
	COMCAST CORP NEW 3.1% 04/01/25	Corporate Bond 3.1% 04/01/25	**	80
	COMPASS BANK 2.875% 6/29/22	Corporate Bond 2.875% 06/29/22	**	1,669
	COMPASS BK BIRM 3.5% 6/11/21	Corporate Bond 3.5% 6/11/21	**	1,182
	CREDIT SUISSE 2.593%/VAR 09/25 144A	Corporate Bond 2.593%/VAR 09/25 144A	**	1,363
	CREDIT SUISSE GG 3.45% 4/16/21	Corporate Bond 3.45% 4/16/21	**	1,108
	CREDIT SUISSE NY 2.8% 04/08/22	Corporate Bond 2.8% 04/08/22	**	726
	CREDIT SUISSE NY 1% 05/05/23	Corporate Bond 1% 05/05/23	**	1,423
	CSAIL 2019-C15 TR 3.4505% 03/15/52	Mortgage Back Security 2019-C15 3.4505% 03/15/52	**	1,105
	DBUBS 2011-LC2A A4 4.537% 7/44	Mortgage Back Security 2011-LC2A A4 4.537% 7/44	**	1,005
	DAIMLER FIN 2.85% 1/6/22 144A	Corporate Bond 2.85% 1/6/22 144A	**	1,080
	DAIMLER FIN 2.3% 2/12/21 144A	Corporate Bond 2.3% 2/12/21 144A	**	1,719
	DEERE & CO 2.75% 04/15/25	Corporate Bond 2.75% 04/15/25	**	118
	DEERE JOHN CAPITAL 2.6% 03/07/24	Corporate Bond 2.6% 03/07/24	**	489
	DEFT 2018-1 A3 3.18% 06/22/23	Mortgage Back Security 2018-1 A3 3.18% 06/22/23	**	92
	DEFT 2018-2 A3 3.37% 10/22/23	Mortgage Back Security 2018-2 A3 3.37% 10/22/23	**	315
	DEFT 2020-2 0.57% 10/23/23	Mortgage Back Security 2020-2 0.57% 10/23/23	**	957
	DEUTS BANK AG NY BNCH 2.129%/VAR 11/24/26	Corporate Bond 2.129%/VAR 11/24/26	**	1,302
	DISCOVER BKNT NEW 3.2% 8/9/21	Corporate Bond 3.2% 8/9/21	**	257
	DISCOVER BANK 3.35% 2/06/23	Corporate Bond 3.35% 2/06/23	**	500

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	DCENT 2018-A5 A5 3.32% 03/24	Mortgage Back Security 2018-A5 A5 3.32% 03/24	**	1,909
	DCENT 2019-A1 A1 3.04% 07/24	Mortgage Back Security 2019-A1 A1 3.04% 07/24	**	1,476
	DOMINION GAS HLDGS 2.5% 11/24	Corporate Bond 2.5% 11/24	**	334
	DOMINION RESOURCE 2% 8/15/21	Corporate Bond 2% 8/15/21	**	451
	DUKE ENERGY 1.8% 9/1/21	Corporate Bond 1.8% 9/1/21	**	407
	ERP OPERATING LP 3.375% 6/1/25	Corporate Bond 3.375% 6/1/25	**	820
	EDISON INTRNL 2.95% 03/15/23	Corporate Bond 2.95% 03/15/23	**	288
	EQUINOR ASA 1.75% 01/22/2026	Corporate Bond 1.75% 1/22/26	**	296
	EVERSOURCE ENERGY 2.5% 3/15/21	Corporate Bond 2.5% 3/15/21	**	1,403
	EXELON CORP VAR 06/01/2022	Corporate Bond VAR 06/01/2022	**	808
	FHLG 15YR 2.5% 10/31 #G16387	Government Bond 2.5% 10/31 #G16387	**	1,120
	FHLG 15YR 3% 05/33 #G16550	Government Bond 3% 05/33 #G16550	**	1,529
	FHLG 25YR 5.50% 7/35 #G05815	Government Bond 5.50% 7/35 #G05815	**	48
	FHLG 20YR 3.5% 06/32#C91456	Government Bond 3.5% 06/32#C91456	**	879
	FHLG 5.50% 3/34 #G01665	Government Bond 5.50% 3/34 #G01665	**	71
	FHLG 15YR 4.00% 4/26 #E02867	Government Bond 4.00% 4/26 #E02867	**	57
	FHLG 15YR 3% 05/29 #J32373	Government Bond 3% 05/29 #J32373	**	3,477
	FHLG 15YR 2.5% 11/28 #J32374	Government Bond 2.5% 11/28 #J32374	**	3,273
	FHLG 15YR 2% 01/32 #ZS7735	Government Bond 2% 01/32 #ZS7735	**	4,180
	FHLG 15YR 2.5% 12/31 #SB0093	Government Bond 2.5% 12/31 #SB0093	**	1,958
	FHLG 15YR 3% 02/34 #SB0179	Government Bond 3% 02/34 #SB0179	**	2,348
	FHLG 15YR 3.5% 04/34 #SB0378	Government Bond 3.5% 04/34 #SB0378	**	1,789
	FHLG 5.50% 5/34 #Z40042	Government Bond 5.50% 5/34 #Z40042	**	522
	FHLG 20YR 3% 11/33#G30872	Government Bond 3% 11/33#G30872	**	1,159
	FHLG 20YR 3.5% 07/01/32#G31067	Government Bond 3.5% 07/01/32#G31067	**	570
	FNMA 1.25% 08/17/21	Government Bond 1.25% 08/17/21	**	1,189
	FNR 2012-149 DA 1.75% 01/43	Mortgage Back Security 2012-149 DA 1.75% 01/43	**	129
	FNR 2012-151 PA 1.5% 01/25/43	Mortgage Back Security 2012-151 PA 1.5% 01/25/43	**	673
	FNR PA 1.5% 02/25/43	Mortgage Back Security PA 1.5% 02/25/43	**	983
	FNR 2013-16 GP 3% 03/25/33	Mortgage Back Security 2013-16 GP 3% 03/25/33	**	317
	FNR PA 1.85% 5/33	Mortgage Back Security 1.85% 5/33	**	940
	FNR PA 3% 6/25/43	Mortgage Back Security 3.0% 6/25/43	**	767
	FNR PA 3% 4/44	Mortgage Back Security 2015-32 PA 3% 4/44	**	522
	FNR P 2.5% 5/45	Mortgage Back Security 2015-28 P 2.5% 5/45	**	1,497
	FNR 2015-28 JE 3% 05/45	Mortgage Back Security 2015-28 JE 3% 05/45	**	1,055
	FNR 2015-42 LE 3% 06/45	Mortgage Back Security 2015-42 LE 3% 06/45	**	924
	FNR 2015-49 LE 3% 07/45	Mortgage Back Security 2015-49 LE 3% 07/45	**	690
	FNR 2015-54 GA 2.5% 07/45	Mortgage Back Security 2015-54 GA 2.5% 07/45	**	695
	FNR 2016-19 AH 3% 04/46	Mortgage Back Security 2016-19 AH 3% 04/46	**	690
	FNR 2016-26 CG 3% 05/46	Mortgage Back Security 2016-26 CG 3% 05/46	**	1,840
	FNR 2016-27 HK 3% 01/41	Mortgage Back Security 2016-27 HK 3% 01/41	**	957
	FNR 2016-27 KG 3% 01/40	Mortgage Back Security 2016-27 KG 3% 01/40	**	471
	FNR 2016-37 BK 3% 06/25/46	Mortgage Back Security 2016-37-BK 3% 06/25/46	**	1,929
	FNR 2016-34 3% GH 06/25/46	Mortgage Back Security 2016-34 GH 3% 06/25/46	**	1,799

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNR 2016-105 PA 3.5% 4/45	Mortgage Back Security 2016-105 PA 3.5% 4/45	**	1,092
	FNR 2016-100 P 3.5% 11/44	Mortgage Back Security 2016-100 P 3.5% 11/44	**	1,665
	FNR 2017-11 HA 3.5% 12/45	Mortgage Back Security 2017-11 HA 3.5% 12/45	**	1,848
	FNR 2017-20 AP 3.5% 03/45	Mortgage Back Security 2017-20 AP 3.5% 03/45	**	2,236
	FNMA 2017-74 PA 3.5% 11/45	Mortgage Back Security 2017-74 PA 3.5% 11/45	**	1,776
	FNR 2% 06/35	Mortgage Back Security 2% 06/35	**	2,241
	FNR 2017-97 P 3% 01/47	Mortgage Back Security 2017-97 P 3% 01/47	**	1,358
	FNR 2018-3 LP 3% 02/47	Mortgage Back Security 2018-3 LP 3% 02/47	**	3,165
	FNR 2018-16 NB 3.25% 12/44	Mortgage Back Security 2018-16 NB 3.25% 12/44	**	942
	FNR 2018-11 LA 3.5% 7/45	Mortgage Back Security 2018-11 LA 3.5% 7/45	**	1,505
	FNR 2018-44 PA 3.5% 06/44	Mortgage Back Security 2018-44 PA 3.5% 06/44	**	3,172
	FNR PA 3.5% 02/46	Mortgage Back Security PA 3.5% 02/46	**	1,622
	FNMA GTD CTF 3.5% 10/44	Mortgage Back Security CTF 3.5% 10/44	**	1,491
	FNR 2018-88 BA 4% 11/25/43	Mortgage Back Security 2018-88 BA 4% 11/25/43	**	740
	FNMA GTD REM 2019-14 DA 4% 03/25/48	Mortgage Back Security 2019-14 DA 4% 03/25/48	**	827
	FNMA GTD REM 4% 11/48	Mortgage Back Security 4% 11/48	**	1,308
	FNMA GTD REM 3% 03/48	Mortgage Back Security 3% 03/48	**	3,860
	FNMA GTD REM 2019-38 AB 3% 07/25/39	Mortgage Back Security 2019-38 AB 3% 07/25/39	**	1,953
	FNMA GTD REM PA 2.5% 10/39	Mortgage Back Security 2.5% 10/39	**	1,135
	FHLMC GT 4135 AB 1.75% 06/15/42	Mortgage Back Security 4135 AB 1.75% 06/15/42	**	104
	FHLMC CTFS 2.682% 10/25/22	Government Bond CTFS 2.682% 10/25/22	**	419
	FHLMC GT 2% 08/32	Mortgage Back Security GT 2% 08/32	**	224
	FHLMC GT 2% 10/32	Mortgage Back Security GT 2% 10/32	**	239
	FHLMC GT 3.0% 05/45	Mortgage Back Security GT 3.0% 05/45	**	594
	FHLMC GT K720 A2 2.716% 06/22	Government Bond A2 2.716% 06/22	**	1,766
	FHLMC GT K722 A2 2.406% 03/23	Government Bond A2 2.406% 03/23	**	1,659
	FHMS K724 A1 2.776% 03/23	Government Bond K724 A1 2.776% 03/23	**	376
	FREDDIE MAC 4656 PA 3.5% 10/15/45	Mortgage Back Security PA 3.5% 10/15/45	**	1,230
	FHR 4683 EA 2.5% 05/47	Mortgage Back Security EA 2.5% 05/47	**	1,662
	FHMS K027 A2 2.637% 01/23	Government Bond A2 2.637% 01/23	**	1,594
	FHLMC CTF GT 3.3% 04/25/2023	Government Bond GT 3.3% 04/25/2023	**	1,526
	FHLMC 1.125% 08/12/2021	Government Bond 1.125% 08/12/2021	**	1,485
	FHMS 2017-K727 A1 2.632% 10/25/2023	Government Bond A1 2.632% 10/25/2023	**	199
	FHLMC CTF GT K727 A2 2.946% 07/24	Government Bond A2 2.946% 07/24	**	1,899
	FHLMC 4765 QA 3% 02/15/2046	Mortgage Back Security QA 3% 02/15/2046	**	2,408
	FHLMC GT 4847 CA 3.5% 11/15/45	Mortgage Back Security CA 3.5% 11/15/45	**	1,428
	FHLMC GT 4% 07/15/2047	Mortgage Back Security GT 4% 7/15/47	**	1,787
	FHLMC GT 2019-4872 AB 4% 08/47	Mortgage Back Security AB 4% 08/47	**	1,578
	FHLMC GT 3% 07/25/2039	Mortgage Back Security GT 3% 07/25/39	**	1,463
	FREDDIE MAC 3% 10/25/2048	Mortgage Back Security 3% 10/25/48	**	1,532
	FREDDIE MAC 2018-4766 MA 3.5% 02/46	Mortgage Back Security MA 3.5% 02/46	**	2,442
	Fidelity Short Term Cash Fund	Fid Inst Cash Port: MM Fund Class 1 SHS F/N/A	**	10,963

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FNMA 5.50% 11/34 #310105	Government Bond 5.50% 11/34 #310105	**	385
	FNMA 20YR 2.5% 01/33 #AL2974	Government Bond 20YR 2.5% 01/33 #AL2974	**	337
	FNMA 20YR 2.5% 01/33 #AL2975	Government Bond 20YR 2.5% 01/33 #AL2975	**	396
	FNMA 20YR 2.5% 01/33 #AL2976	Government Bond 20YR 2.5% 01/33 #AL2976	**	217
	FNMA 20YR 2.5% 01/33 #AL2982	Government Bond 20YR 2.5% 01/33 #AL2982	**	275
	FNMA 15YR 3.5% 10/29#AL5851	Government Bond 15YR 3.5% 10/29#AL5851	**	187
	FNMA 15YR 3.5% 09/29#AL5878	Government Bond 15YR 3.5% 09/29#AL5878	**	470
	FNMA 15YR 4.5% 11/25#AL8242	Government Bond 15YR 4.5% 11/25#AL8242	**	226
	FNMA 15YR 2.5% 10/31 #AS8010	Government Bond 15YR 2.5% 10/31 #AS8010	**	804
	FNMA 6.50% 7/32 #545759	Government Bond 6.50% 7/32 #545759	**	21
	FNMA 6.50% 7/32 #545762	Government Bond 6.50% 7/32 #545762	**	5
	FHR 3415 PC 5% 12/37	Mortgage Back Security 3415 PC 5% 12/37	**	52
	FNR 2011-26 PA 4.5% 04/41	Mortgage Back Security 2011-26 PA 4.5% 04/41	**	457
	FNMA 15YR 4% 05/29 #BM5499	Government Bond 15YR 4% 05/29 #BM5499	**	3,063
	FNMA 15YR 3% 12/31 #BM1790	Government Bond 15YR 3% 12/31 #BM1790	**	752
	FNMA 3.5% 07/32 #BM3929	Government Bond 3.5% 07/32 #BM3929	**	1,672
	FNMA 15YR 3% 12/01/2032 #BM5109	Government Bond 15YR 3% 12/01/2032 #BM5109	**	4,709
	FNMA 15YR 3% 09/01/2032 #BM5110	Government Bond 15YR 3% 09/01/2032 #BM5110	**	2,113
	FNMA 15YR 3.5% 02/01/2035 #FM0065	Government Bond 15YR 3.5% 02/01/2035 #FM0065	**	1,759
	FNMA 20YR 4.5% 06/01/2039 #FM1045	Government Bond 20YR 4.5% 06/01/2039 #FM1045	**	142
	FNMA 20YR 4.5% 08/01/2039 #FM1353	Government Bond 20YR 4.5% 08/01/2039 #FM1353	**	344
	FNMA 15YR 3% 06/01/2033	Government Bond 15YR 3% 06/01/2033	**	1,284
	FNMA 30YR 4.5% 09/01/2049 #FM1534	Government Bond 30YR 4.5% 09/01/2049 #FM1534	**	2,332
	FNMA 15YR 3.5% 09/01/2034 #FM1577	Government Bond 15YR 3.5% 09/01/2034 #FM1577	**	1,662
	FNMA 15YR 3.5% 09/01/2034 #FM1578	Government Bond 15YR 3.5% 09/01/2034 #FM1578	**	746
	FNMA 15YR 3.5% 10/01/2034 #FM1579	Government Bond 15YR 3.5% 10/01/2034 #FM1579	**	517
	FNMA 20YR 4.5% 03/01/2039 #FM1774	Government Bond 20YR 4.5% 03/01/2039 #FM1774	**	255
	FNMA 15YR 2.5% 11/01/2029 #FM2692	Government Bond 15YR 2.5% 11/01/2029 #FM2692	**	3,618
	FNMA 15YR 4% 03/01/2034 #FM2867	Government Bond 15YR 4% 03/01/2034 #FM2867	**	4,705
	FNMA 30YR 3% 03/01/2050 #FM2870	Government Bond 30YR 3% 03/01/2050 #FM2870	**	4,402
	FNMA 15YR 4% 02/01/2034 #FM3001	Government Bond 15YR 4% 02/01/2034 #FM3001	**	2,347
	FNMA 20YR 3% 12/01/2040 #FM4710	Government Bond 20YR 3% 12/01/2040 #FM4710	**	2,230
	FNMA 20YR 3% 12/01/2040 #FM4711	Government Bond 20YR 3% 12/01/2040 #FM4711	**	2,898
	FNMA 6.50% 12/32 #735415	Government Bond 6.5% 12/32 #735415	**	8
	FNMA 6.50% 7/35 #745092	Government Bond 6.50% 7/35 #745092	**	9
	FNMA 6.50% 8/36 #888034	Government Bond 6.50% 8/36 #888034	**	14
	FNMA 6.50% 8/36 #888544	Government Bond 6.50% 8/36 #888544	**	64
	FNMA 20YR 3.0% 11/01/2032 #MA1237	Government Bond 20YR 3.0% 11/01/2032 #MA1237	**	2,987
	FNMA 20YR 3.0% 07/01/2036 #MA2672	Government Bond 20YR 3.0% 07/01/2036 #MA2672	**	4,407
	FNMA 20YR 4.0% 04/01/2038 #MA3337	Government Bond 20YR 4.0% 04/01/2038 #MA3337	**	1,967
	FNMA 6.50% 12/35 #AD0723	Government Bond 6.50% 12/35 #AD0723	**	80
	FNMA 6.50% 8/36 #AE0746	Government Bond 6.50% 8/36 #AE0746	**	52
	FIFTH THIRD BAN 2.875% 10/1/21	Corporate Bond 2.875% 10/1/21	**	778

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	FLORIDA PWR & LT CO 2.85% 04/01/2025	Corporate Bond 2.85% 04/01/2025	**	417
	FORDF 2018-1 A1 2.95% 5/23	Mortgage Back Security 2018-1 A1 2.95% 5/23	**	2,046
	FORDR A 0.7% 09/25	Mortgage Back Security A 0.7% 09/25	**	1,644
	FORD CRD 16-1 A 2.31% 08/15/20	Mortgage Back Security 16-1 A 2.31% 08/15/20	**	2,093
	FORDO 2020-A 1.85% 03/23	Mortgage Back Security 2020-A 1.85% 03/23	**	654
	FORDO 2019-1 A 3.52% 07/15/2030 14	Mortgage Back Security 2019-1 A 3.52% 07/15/30	**	1,605
	GNII II 3.5% 01/01/51 #TBA	Government Bond 3.5% 01/01/51 #TBA	**	2,358
	GFORT 3.13% 03/15/2023	Mortgage Back Security 3.13% 03/15/2023	**	1,557
	GFORT 0.68% 08/15/2025	Mortgage Back Security 0.68% 08/15/2025	**	740
	GFORT 0.69% 10/15/2025	Mortgage Back Security 0.69% 10/15/2025	**	1,686
	GSMS 2012-GC6 A3 3.482% 01/45	Mortgage Back Security 2012-GC6 A3 3.482% 01/45	**	916
	GSMS 2013-GC10 A5 2.943% 02/46	Mortgage Back Security 2013-GC10 A5 2.943% 02/46	**	1,852
	GSMS 2012-GCJ7 A4 3.377% 05/45	Mortgage Back Security 2012-GCJ7 A4 3.377% 05/45	**	1,012
	GSMS 2014-GC26 AAB 3.365% 11/47	Mortgage Back Security 2014-GC26 3.365% 11/47	**	873
	GSMS 2015-GC32 A2 3.062% 7/48	Mortgage Back Security 2015-GC32 A2 3.062% 7/48	**	113
	GSMS 2015-GC32 AAB 3.513% 7/48	Mortgage Back Security 2015-GC32 3.513% 7/48	**	572
	GSMS 2015-GC28 AAB 3.206% 2/48	Mortgage Back Security 2015-GC28 3.206% 2/48	**	655
	GSMS 2014-GC18 AAB 3.648% 01/47	Mortgage Back Security 2014-GC18 3.648% 01/47	**	162
	GSMS 2014-GC20 AAB 3.655% 04/47	Mortgage Back Security 14-GC20 AAB 3.655% 04/47	**	188
	GMCAR 2018-1A A3 2.32% 7/18/22	Mortgage Back Security 2018-1A A3 2.32% 7/18/22	**	190
	GMFALT 2019-1 2.98% 12/21	Mortgage Back Security 2019-1 2.98% 12/21	**	368
	GMFCAR 2019-1 2.97% 11/23	Mortgage Back Security 2019-1 2.97% 11/23	**	975
	GMFALT 2020-3 0.45% 08/21/23	Mortgage Back Security 2020-3 0.45% 08/21/23	**	1,026
	GMFALT 2019-1 2.67% 03/22	Mortgage Back Security 2019-1 2.67% 03/22	**	377
	GENERAL ELEC CO 3.375% 3/11/24	Corporate Bond 3.375% 3/11/24	**	1,639
	GENERAL MTRS FINL 3.55% 4/9/21	Corporate Bond 3.55% 4/9/21	**	1,020
	GOLDMAN SACHS GRP 3% 04/26/22	Corporate Bond 3% 04/26/22	**	760
	GOLDMAN SACHS GRP 2.905%/VAR 07/23	Corporate Bond 2.905%/VAR 07/23	**	799
	GOLDMAN SACHS GRP 3.2% 02/23	Corporate Bond 3.2% 02/23	**	1,282
	GOLDMAN SACHS 0.627%/VAR 11/23	Corporate Bond 0.627%/VAR 11/23	**	1,708
	GOLDMAN SACHS 2.876%/VAR 10/22	Corporate Bond 2.876%/VAR 10/22	**	1,337
	GREAT-WEST LIFECO FIN 0.904% 08/12/2025 144A	Corporate Bond 0.904% 8/12/25 144A	**	758
	GUARDIAN LIFE GBL FUNDING 1.1% 06/25 144A	Corporate Bond 1.1% 6/23/25 144A	**	1,509
	GUARDIAN LIFE GBL FUNDING 1.4% 07/6/27 144A	Corporate Bond 1.4% 7/6/27 144A	**	1,936
	HSBC HLDNGS 3.262%/VAR 3/13/23	Corporate Bond 3.262%/VAR 3/13/23	**	1,565
	HSBC HOLDINGS 3.95%/VAR 5/24	Corporate Bond 3.95%/VAR 5/24	**	1,733
	HSBC HOLDINGS 3.803%/VAR 03/11/25	Corporate Bond 3.803%/VAR 03/11/25	**	2,097
	HEALTH CARE REIT 4% 06/01/25	Corporate Bond 4% 06/01/25	**	1,238
	HEALTHCARE TR 3.5% 08/26	Corporate Bond 3.5% 08/26	**	190
	HUNTINGTN BCSHRS 2.3% 1/14/22	Corporate Bond 2.3% 1/14/22	**	508
	HUNTINGTN BCSHRS 2.625% 8/6/24	Corporate Bond 2.625% 8/6/24	**	1,411

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	HART 2019-B 1.94% 02/15/2024	Mortgage Back Security 2019-B 1.94% 02/15/2024	**	1,081
	HALST 2018-A A3 2.79% 07/22	Mortgage Back Security 2018-A A3 2.79% 07/22	**	363
	HART 2020-C 0.38% 05/15/2025	Mortgage Back Security 2020-C 0.38% 05/15/2025	**	1,636
	IMPERIAL TOBACCO 3.125% 07/24 144A	Corporate Bond 3.125% 07/24 144A	**	1,572
	INTERCO EXCH INC 3.45% 9/21/23	Corporate Bond 3.45% 9/21/23	**	1,002
	IBM CORPORATION 2.85% 05/13/2022	Corporate Bond 2.85% 05/13/2022	**	1,975
	JPMCC 2015-JP1 A2 3.1438% 1/49	Mortgage Back Security 2015-JP1 A2 3.1438% 1/49	**	70
	JP MORGAN CHASE	Synthetic GIC – 1.781% (fair value to contract value)	**	(4,774)
	JPMCC 2013-C10 A5 3.1425% 12/47	Mortgage Back Security 2013-C10 A5 3.1425% 12/47	**	1,577
	JPMCC 2013-C13 A4 3.9936% 01/46	Mortgage Back Security 2013-C13 A4 3.9936% 1/46	**	839
	JPMBB 2014-C22 3.8012% 09/47	Mortgage Back Security 2014-C22 3.8012% 09/47	**	1,307
	JPMBB 2014-C22 ASB 3.5036% 09/47	Mortgage Back Security 2014-C22 3.5036% 09/47	**	562
	JPMCC 2016-JP4 A2 2.984% 12/49	Mortgage Back Security 2016-JP4 A2 2.984% 12/49	**	708
	JPMORGAN CHASE 3.559%/VAR 04/23/24	Corporate Bond 3.559%/VAR 04/23/24	**	2,157
	JPMORGAN CHASE 3.514% 06/18/2022	Corporate Bond 3.514% 06/18/2022	**	1,624
	JPMORGAN CHASE 4.023%/VAR 12/24	Corporate Bond 4.023%/VAR 12/24	**	806
	JPMORGAN CHASE 2.083%/VAR 04/22/2026	Corporate Bond 2.083%/VAR 04/26	**	1,908
	JPMORGAN CHASE 1.045%/VAR 11/19/2026	Corporate Bond 1.045%/VAR 11/26	**	1,711
	JAPAN BANK INTL 1.5% 7/21/21	Corporate Bond 1.5% 7/21/21	**	1,329
	JOHN DEERE 2019-B 2.21% 12/23	Mortgage Back Security 2019-B 2.21% 12/23	**	1,194
	KEY BANK NA 3.3% 02/01/22	Corporate Bond 3.3% 02/01/22	**	449
	KINDER MORGAN EN 3.5% 9/1/23	Corporate Bond 3.5% 9/1/23	**	917
	KCOT 2018-1A A3 3.1% 08/15/22 144A	Mortgage Back Security 2018-1A A3 3.1% 08/22 144A	**	976
	LINCOLN NATL LIFE INS CO	Synthetic GIC – 1.791% (fair value to contract value)	**	(1,769)
	LLOYDS BANK GROUP PLC 2.438%/VAR 02/05/2026	Corporate Bond 2.438%/VAR 02/05/26	**	709
	LLOYDS BANK GROUP PLC 1.326%/VAR 06/15/2023	Corporate Bond 1.326%/VAR 06/15/23	**	414
	MARSH & MCLENNAN 2.75% 01/30/22	Corporate Bond 2.75% 01/30/22	**	1,749
	MARSH & MCLENNAN 3.875% 03/15/24	Corporate Bond 3.875% 03/15/24	**	745
	MASTERCARD INC 3.3% 03/26/2027	Corporate Bond 3.3% 03/26/27	**	99
	MCDONALDS CORP MTN 3.625% 5/21	Corporate Bond 3.625% 5/21	**	402
	MCDONALDS CORP 3.3% 07/01/2025	Corporate Bond 3.3% 07/01/25	**	81
	MBALT 2019-B A3 2.00% 10/22	Mortgage Back Security 2019-B A3 2.00% 10/22	**	838
	MBALT 2020-A 1.84% 12/15/2022	Mortgage Back Security 2020-A 1.84% 12/15/22	**	848
	MBALT 2019-A A3 3.1% 11/21	Mortgage Back Security 2019-A A3 3.1% 11/21	**	391
	METROPOLITAN LIFE INS CO	Synthetic GIC – 1.781% (fair value to contract value)	**	(2,423)
	MET LIFE GLOB 2.65% 4/22 144A	Corporate Bond 2.65% 4/22 144A	**	1,367
	MET LIFE GLOB 0.9% 06/08/2023 144A	Corporate Bond 0.9% 6/8/23 144A	**	1,128
	MITSUBISH UFJ 2.19% 9/13/21	Corporate Bond 2.19% 9/13/21	**	957
	MITSUBISHI UFJ FIN 2.998% 2/22	Corporate Bond 2.998% 2/22	**	937
	MITSUBISHI UFJ 3.455% 3/02/23	Corporate Bond 3.455% 3/02/23	**	861
	MITSUBISHI UFJ 3.218% 03/07/22	Corporate Bond 3.218% 03/07/22	**	1,566

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	MITSUBISHI UFJ 2.623% 07/18/22	Corporate Bond 2.623% 07/18/22	**	1,464
	MITSUBISHI UFJ 2.193% 02/25/25	Corporate Bond 2.193% 02/25/25	**	1,895
	MITSUBISHI UFJ 1.412% 07/17/25	Corporate Bond 1.412% 07/17/25	**	1,550
	MIZUHO FINL 2.273% 9/13/21	Corporate Bond 2.273% 9/13/21	**	910
	MIZUHO FINL 0.849%/VAR 9/08/24	Corporate Bond 0.849%/VAR 9/08/24	**	970
	MOODYS CORP 3.75% 03/24/2025	Corporate Bond 3.75% 03/24/25	**	702
	MSBAM 2015-C22 ASB 3.04% 4/15/48	Mortgage Back Security 2015-C22 ASB 3.04% 4/48	**	375
	MSBAM 2013-C7 A4 2.918% 2/46	Mortgage Back Security 2013-C7 A4 2.918% 2/46	**	1,321
	MSBAM 2016-C32 A1 1.968% 12/49	Mortgage Back Security 2016-C32 A1 1.968% 12/49	**	173
	MORGAN STANLEY 3.125% 01/23/23	Corporate Bond 3.125% 01/23/23	**	1,678
	MORGAN STANLEY 3.737%/VAR 4/24	Corporate Bond 3.737%/VAR 4/24	**	1,740
	MORGAN STANLEY 2.72%/VAR 07/25	Corporate Bond 2.72%/VAR 07/25	**	1,200
	MORGAN STANLEY 2.188%/VAR 04/28/2026	Corporate Bond 2.188%/VAR 04/28/26	**	1,484
	MORGAN STANLEY 0.56%/VAR 11/10/2023	Corporate Bond 0.56%/VAR 11/10/23	**	2,106
	MSBAM 2012-C6 A4 2.858% 11/45	Mortgage Back Security 2012-C6 A4 2.858% 11/45	**	1,648
	MSBAM 2013-C8 A4 3.134% 12/48	Mortgage Back Security 2013-C8 A4 3.134% 12/48	**	1,504
	MSBAM 2013-C11 A4 4.15% CSTR 8/46	Mortgage Back Security 2013-C11 A4 4.15% CSTR 8/46	**	497
	MSBAM 2013-C13 ASB 3.557% 11/46	Mortgage Back Security 2013-C13 ASB 3.557% 11/46	**	627
	MSBAM 2014-C16 3.477% 6/47	Mortgage Back Security 2014-C16 3.477% 6/47	**	687
	MSBAM 2014-C17 ASB 3.477% 8/47	Mortgage Back Security 2014-C17 ASB 3.477% 8/47	**	971
	MSBAM 2015-C21 3.15% 03/48	Mortgage Back Security 2015-C21 3.15% 03/48	**	218
	MSBAM 2016-C28 3.272% 01/15/49	Mortgage Back Security 2016-C28 3.272% 01/15/49	**	460
	MSBAM 2016-C31 1.511% 11/15/49	Mortgage Back Security 2016-C31 1.511% 11/15/49	**	45
	MSBAM 2019-MEAD 3.17% 11/36	Mortgage Back Security 2019-MEAD 3.17% 11/36	**	1,077
	NATIONAL BANK OF CA 0.55%/VAR 11/15/2024	Corporate Bond 0.55%/VAR 11/15/24	**	865
	NYLIFE GLBL 1.7% 9/14/21 144A	Corporate Bond 1.7% 9/14/21 144A	**	2,283
	NY LFE GLB 2.3% 6/10/22 144A	Corporate Bond 2.3% 6/10/22 144A	**	1,363
	NEW YORK LIFE INS CO 1.1% 05/05/2023 144A	Corporate Bond 1.1% 5/5/23 144A	**	732
	NYC TFA (PIT) 2.05% 08/01/23	Municipal Bond 2.05% 08/01/23	**	487
	NYC TFA (PIT) 2.85% 02/01/24	Municipal Bond 2.85% 02/01/24	**	464
	NYS UDC 2.67% 03/15/23	Municipal Bond 2.67% 03/15/23	**	1,142
	NYS UDC 2.7% 03/15/23	Municipal Bond 2.7% 03/15/23	**	1,949
	NISOURCE INC 0.95% 08/15/2025	Corporate Bond 0.95% 08/15/25	**	640
	NATIONWIDE LIFE INSURANCE CO	Synthetic GIC – 1.781% (fair value to contract value)	**	(2,979)
	OTIS WORLDWIDE CORP 2.056% 04/05/2025	Corporate Bond 2.056% 04/05/25	**	1,916
	PACIFIC LIFE GF II 1.2% 06/24/2025 144A	Corporate Bond 1.2% 6/24/25 144A	**	1,088
	PACIFIC LIFE INS CO	Synthetic GIC – 1.781% (fair value to contract value)	**	(1,876)
	PAYPAL HLDGS INC 1.35% 06/01/2023	Corporate Bond 1.35% 06/01/23	**	685
	PAYPAL HLDGS INC 1.65% 06/01/2025	Corporate Bond 1.65% 06/01/25	**	550
	PHILIP MORS INT 2.625% 02/18/22	Corporate Bond 2.625% 02/18/22	**	579
	PHILIP MORS INT 2.875% 05/01/24	Corporate Bond 2.875% 05/01/24	**	1,622

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	PHILIP MORS INT 0.875% 05/01/26	Corporate Bond 0.875% 05/01/26	**	961
	PRICOA GLBL 2.4% 09/23/24 144A	Corporate Bond 2.4% 09/23/24 144A	**	1,855
	PRICOA GLBL 2.45% 09/21/22 144A	Corporate Bond 2.45% 09/21/22 144A	**	1,334
	PRUDENTIAL INSURANCE COMPANY	Synthetic GIC – 1.781% (fair value to contract value)	**	(4,188)
	PUBLIC SERVICE ELE 2.65% 11/22	Corporate Bond 2.65% 11/22	**	1,241
	CITIZENS BANK NA 2.25% 04/28/2025	Corporate Bond 2.25% 4/28/25	**	1,399
	REGIONS FINL CORP 3.8% 08/14/23	Corporate Bond 3.8% 08/14/23	**	618
	REGIONS FIN CORP 2.25% 05/18/2025	Corporate Bond 2.75% 05/18/25	**	833
	ROPER TECHNOLOGIES 3.65% 09/23	Corporate Bond 3.65% 09/23	**	1,098
	ROPER TECHNOLOGIES 1% 09/15/2025	Corporate Bond 1% 09/15/25	**	220
	ROSS STORES INC 0.875% 04/15/2026	Corporate Bond 0.875% 04/15/26	**	1,568
	ROYAL BNK CANADA 4.65% 1/27/26	Corporate Bond 4.65% 1/27/26	**	979
	ROYAL BK SCO 4.519%/VAR 06/24	Corporate Bond 4.519%/VAR 06/24	**	2,162
	ROYAL BNK OF CAN 3.7% 10/5/23	Corporate Bond 3.7% 10/5/23	**	1,649
	ROYAL BNK OF CAN 1.15% 06/10/25	Corporate Bond 1.15% 06/10/25	**	1,482
	SSM HEALTH CARE 3.688% 6/1/23	Corporate Bond 3.688% 6/1/23	**	981
	SRALT 2020-B 0.57% 04/22/2024	Mortgage Back Security 2020-B 0.57% 04/22/24	**	1,859
	START 2019-1 2.986% 02/23	Mortgage Back Security 2019-1 2.986% 02/23	**	676
	START 2018-2A A3 3.325% 8/25/22	Mortgage Back Security 2018-2A A3 3.325% 8/25/22	**	830
	SEMPRA ENERGY 2.9% 02/01/23	Corporate Bond 2.9% 02/01/23	**	326
	SIMON PPTY GRP 2.625% 06/15/22	Corporate Bond 2.625% 06/15/22	**	1,198
	SIMON PROPERTY 2.75% 06/01/23	Corporate Bond 2.75% 06/01/23	**	1,485
	SOCIETE GEN FRANCE 1.488%/VAR 12/14/2026 144A	Corporate Bond 1.488%/VAR 12/14/26 144A	**	1,138
	SOUTHERN COMPANY 2.35% 7/1/21	Corporate Bond 2.35% 7/1/21	**	1,907
	STATE STREET BANK & TRUST CO	Synthetic GIC – 1.781% (fair value to contract value)	**	(3,518)
	STATE STREET CORP 2.825%/VAR 03/30/2023	Corporate Bond 2.825%/VAR 3/30/23	**	85
	STATE STREET CORP 2.901%/VAR 03/30/2026	Corporate Bond 2.901%/VAR 3/30/26	**	84
	SUNTRUST BAN 3.502%/VAR 8/2/22	Corporate Bond 3.502%/VAR 8/2/22	**	1,264
	SUNTRUST BANKS INC 3.2% 04/01/24	Corporate Bond 3.2% 04/01/24	**	875
	SUNTRUST BANKS INC 2.8% 05/17/22	Corporate Bond 2.8% 05/17/22	**	1,917
	SYNOVUS BANK 2.289%/VAR 02/10/2023	Corporate Bond 2.289% 02/10/23	**	418
	TJX COMPANIES INC NEW 3.5% 04/15/2025	Corporate Bond 3.5% 04/15/25	**	490
	TJX COMPANIES INC NEW 1.15% 05/15/2028	Corporate Bond 1.15% 05/15/28	**	1,218
	TOYOTA MOTOR CORP 3.05% 01/08/21	Corporate Bond 3.05% 01/08/21	**	480
	TAOT 2018-B A3 2.96% 09/22	Mortgage Back Security 2018-B A3 2.96% 09/22	**	469
	TRANSAMERICA PREMIER LIFE	Synthetic GIC – 1.791% (fair value to contract value)	**	(3,800)
	UBS GROUP AG 1.008%/VAR 07/30/2024 144A	Corporate Bond 1.008%/VAR 07/30/24 144A	**	1,111
	UBS GROUP AG 1.75% 04/21/2022 144A	Corporate Bond 1.75% 04/21/22 144A	**	2,144
	UBSBB 2012-C2 A4 3.525% 5/63	Mortgage Back Security 2012-C2 A4 3.525% 5/63	**	981
	USAA CAPITAL CORP 1.5% 05/01/2023 144A	Corporate Bond 1.5% 05/01/23 144A	**	281

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	US BANCORP DEL 1.45% 05/12/2025	Corporate Bond 1.45% 05/12/25	**	1,705
	USTN 0.125% 08/15/23	Government Bond 0.125% 08/15/23	**	54,937
	USTN 0.875% 11/15/2030	Government Bond 0.875% 11/15/30	**	16,076
	USTN 0.625% 11/30/2027	Government Bond 0.625% 11/30/27	**	4,657
	USTN 0.125% 12/15/2023	Government Bond 0.125% 12/15/23	**	12,238
	USTN 0.625% 12/31/2027	Government Bond 0.625% 12/31/27	**	2,632
	USTN 2.375% 8/15/24	Government Bond 2.375% 8/15/24	**	36,473
	USTN 2% 08/15/25	Government Bond 2% 08/15/25	**	43,237
	USTN 0.375% 04/30/2025	Government Bond 0.375% 04/30/25	**	40,420
	USTN 1.375% 08/31/23	Government Bond 1.375% 08/31/23	**	41,801
	USTN 1.875% 07/31/22	Government Bond 1.875% 07/31/22	**	45,444
	USTN 3.125% 11/15/28	Government Bond 3.125% 11/15/28	**	32,890
	UNITEDHELTH GROUP INC 1.25% 01/15/26	Corporate Bond 1.25% 01/15/26	**	155
	VENTAS RLTY LTD 3.5% 04/15/24	Corporate Bond 3.5% 04/15/24	**	734
	VENTAS RLTY LTD 2.65% 01/15/25	Corporate Bond 2.65% 01/15/25	**	1,135
	VERIZON COMM INC 5.15% 09/15/2023	Corporate Bond 5.15% 09/15/23	**	1,009
	VERIZON COMM INC 2.946% 03/15/2022	Corporate Bond 2.946% 03/15/22	**	867
	VZOT 2020-A 1.85% 07/22/2024	Mortgage Back Security 2020-A 1.85% 07/22/24	**	1,683
	VISA INC 2.8% 12/14/22	Corporate Bond 2.8% 12/14/22	**	1,121
	VISA INC 1.9% 04/15/2027	Corporate Bond 1.9% 04/15/27	**	301
	VOLKSWAGEN GRP 1.25% 11/24/2025 144A	Corporate Bond 1.25% 11/24/25 144A	**	2,140
	VALET 2018-1 A3 3.02% 11/22	Mortgage Back Security 2018-1 A3 3.02% 11/22	**	550
	WFRBS 2014-C20 ASB 3.638% 05/47	Mortgage Back Security 2014-C20 ASB 3.638% 05/47	**	330
	WFRBS 2014-C22 ASB 3.464% 9/57	Mortgage Back Security 2014-C22 ASB 3.464% 9/57	**	1,360
	WFRBS 2012-C9 A3 2.87% 11/45	Mortgage Back Security 2012-C9 A3 2.87% 11/45	**	1,063
	WFRBS 2011-C3 A4 4.375% 3/44	Mortgage Back Security 2011-C3 A4 4.375% 3/44	**	805
	WFRBS 2012-C7 A2 3.431% 6/45	Mortgage Back Security 2012-C7 A2 3.431% 6/45	**	773
	WFRBS 2013-C12 2.838% 03/48	Mortgage Back Security 2013-C12 2.838% 03/48	**	75
	WFRBS 2013-C16 A5 4.415% 09/46	Mortgage Back Security 2013-C16 A5 4.415% 09/46	**	987
	WFRBS 2013-C16 ASB 3.963% 09/46	Mortgage Back Security 2013-C16 ASB 3.963% 09/46	**	235
	WFRBS 2014-C23 ASB 3.636% 10/57	Mortgage Back Security 2014-C23 ASB 3.636% 10/57	**	455
	WFCM 2012-LC5 A3 2.918% 10/45	Mortgage Back Security 2012-LC5 A3 2.918% 10/45	**	405
	WELLS FARGO BK 3.55% 8/14/23	Corporate Bond 3.55% 8/14/23	**	1,640
	WFCM 2013-LC12 A1 1.676% 7/46	Mortgage Back Security 2013-LC12 A1 1.676% 7/46	**	56
	WFCM 15-C27 3.451% 02/15/48	Mortgage Back Security 15-C27 3.451% 02/15/48	**	1,640
	WFCM 15-C27 ASB 3.278% 02/15/48	Mortgage Back Security 15-C27 ASB 3.278% 02/48	**	897
	WFCM 2016-C36 A1 1.453% 11/59	Mortgage Back Security 2016-C36 A1 1.453% 11/59	**	28
	WFCM 2016-C37 A2 3.103% 12/49	Mortgage Back Security 2016-C37 A2 3.103% 12/49	**	749
	WELLS FARGO CO 3.75% 01/24/24	Corporate Bond 3.75% 01/24/24	**	1,629
	WELLS FARGO CO 2.164%/VAR 02/11/2026	Corporate Bond 2.164%/VAR 02/11/26	**	1,950

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
	WELLS FARGO CO 2.188%/VAR 04/30/2026	Corporate Bond 2.188%/VAR 04/30/26	**	1,162
	WELLS FARGO CO 1.654%/VAR 06/02/2024	Corporate Bond 1.654%/VAR 06/02/24	**	1,132
	WELLTOWER INC 3.95% 09/01/23	Corporate Bond 3.95% 09/01/23	**	709
	WELLTOWER INC 3.625% 03/15/24	Corporate Bond 3.625% 03/15/24	**	1,298
	WOALST 2019 2.94% 05/16/22	Mortgage Back Security 2019 2.94% 05/16/22	**	819
	XCEL ENERGY INC 2.4% 03/15/21	Corporate Bond 2.4% 03/15/21	**	400
	ZIONS BANCORP 3.35% 03/04/22	Corporate Bond 3.35% 03/04/22	**	640
	Sub-total Managed Income Funds			815,382

	Self-Directed Brokerage Account	Various shares	**	125,629
	Total Investment Assets			$3,478,359
*	Participant Loans	Interest rates ranging 4.25% - 6.5% with maturity dates through January 2026		$49,704
* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 21, 2021	By: /s/Scott V. King
Scott V. King
Vice President, Corporate Controller and Chief Accounting Officer, Eastman Chemical Company;
Member of Eastman Investment Plan Committee and
Named Fiduciary for Eastman Investment and Employee Stock Ownership Plan

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of Brown Smith Wallace, LLP Independent Registered Public Accounting Firm	34